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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934

                                 Amendment No. 5

                         American Financial Corporation

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                                (Name of Issuer)

                         American Financial Group, Inc.
                         American Financial Corporation

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                       (Name of Persons Filing Statement)

                   Series F Cumulative Voting Preferred Stock
                   Series G Cumulative Voting Preferred Stock

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                         (Title of Class of Securities)

                              Series F - 026087809
                              Series G - 026087874

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                      (CUSIP Number of Class of Securities)

                             James C. Kennedy, Esq.
                         American Financial Corporation
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2538

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                     on Behalf of Persons Filing Statement)

This Statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [X] None of the above (Final Amendment).

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]




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ITEM 16           Additional Information


     Pursuant to the requirements of Rule 13e-3(d)(3), the Reporting Persons hereby report the results of the instant Rule 13e-3 transaction.

     At the annual meeting of shareholders of American Financial Corporation ("AFC") held on December 2, 1997, the proposal to effect a merger involving
AFC, whereby all of AFC's Series F and Series G Preferred Stock would be converted into the right to receive cash or shares of its new Series J Preferred Stock, was approved by shares representing over 95% of the shares voted. In exess of 11.6 million shares of Series F and Series G Preferred Stock (over two-thirds of those outstanding) and all 45 million shares of AFC common stock were voted in favor of the merger. The merger was consummated December 2, 1997.



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                                    SIGNATURE

         The undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 3, 1997          AMERICAN FINANCIAL GROUP, INC.



                                    BY:  James C. Kennedy
                                       -----------------------------------------
                                             Name:      James C. Kennedy
                                             Title:     Deputy General Counsel
                                                        and Secretary


Dated:   December 3, 1997          AMERICAN FINANCIAL CORPORATION



                                    BY:  James C. Kennedy
                                       -----------------------------------------
                                             Name:      James C. Kennedy
                                             Title:     Deputy General Counsel
                                                        and Secretary